SIGNATURE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE
BUILDING
THE NEW BELL
BELL CANADA ENTERPRISES
2006 BUSINESS UPDATE

The telecommunications industry is in the midst of a transformation. New technologies, new competitors, new challenges and new opportunities arise at an ever-increasing pace. As a leader of this transformation, Bell has been executing against a consistent strategic plan to remake the company into a new, better Bell, to create significant value for our shareholders and to win in the marketplace. While this plan will take time to complete, 2005 was a year in which the company make meaningful and measurable progress.

LETTERS TO SHAREHOLDERS
—p.2—
section i.
WE ARE RETHINKING HOW WE DO BUSINESS
A Conversation with George Cope & Stephen Wetmore
—p.12—
section ii.
THIS IS A STRATEGIC FIGHT
Progress Against Our Three Pillars
—p.17—
section iii.
PERFECTING OUR CUSTOMER SERVICE
Continuous Improvement Is the Key to a Competitive Advantage
—p.20—
section iv.
A NEW CULTURE UNITES AND ENERGIZES OUR CORE
Stories of Transforming Bell
—p.22—
section v.
WINNING EVERY DAY
Major Accomplishments of 2005
—p.26—

p.2
LETTERS TO SHAREHOLDERS
Dear Fellow Shareholders,
When I became chair of BCE four years ago, rapid — indeed revolutionary — changes in our industry were already underway, including the unpredictable impact of new products and services, an onslaught of new competition and evolving and increasing customer expectations regarding connectivity. The decision was made at that time to embark on a course of business transformation that would position the company to not only survive but to prevail in this new marketplace.
     Over the last four years we have cleaned up our balance sheet, reorganized business units and faced head-on the loss of traditional sources of revenue by rapidly growing the size of our Next Generation Services business. BCE has now established a platform from which a new type of communications company is being built. This change has not been easy for the company, its shareholders or its people. But only by putting the recent past into perspective can understanding of our current plans be reasonably achieved.
     In the span of a few short years, the telecommunications industry was rocked by two transformative technological changes. The first was the introduction and then rapid adoption of wireless technology that offered the first real alternative to old-fashioned, hundred-year-old circuit-switched landline telephone service. The second — and more far-reaching — has been the advent of Internet Protocol technology and the accompanying revolution in products and services which has led to the resulting competitive landscape.
     BCE has embraced these changes. With the introduction of EVDO wireless in 2005, we are leading the way in 3G wireless. In IP, the vast majority of our core traffic now runs on Internet-based systems. The challenges now for BCE are not so much for us to adopt changing technologies, but to adapt ourselves to take advantage of the new growth industries these changes have brought about.
     In the near term, perhaps just as important as the changes in technology are the steps we have taken to unlock value for shareholders and to focus Bell on its core business of telecommunications. This concentration began with the decision in 2002 to exit from Teleglobe and continued in recent years with the sale of Emergis, the purchase of 360 networks and the build-out of SuperNet, giving the province of Alberta probably the most modern telecommunications system in the world. In 2005, we exited our equity position in CGI and sold the majority of our stake in Bell Globemedia. In early 2006 we announced plans to recapitalize and undertake a public offering of our satellite company Telesat and to create a consolidated income trust comprised of our low density and regional phone lines. The result of these activities, when taken together, is a BCE with a much higher degree of concentration on its core business.
     Challenges remain. The ever-changing competitive landscape will always present a fresh set of hurdles that must be cleared. Among these challenges is a regulatory environment that has not fully adapted to the changing reality of telecommunications and the subsequent redefining of competition. The ongoing federal government Telecom Policy Review, the results of which are scheduled to be announced this spring, is expected to address this important issue.

BUILDING THE NEW BELL 2006 BUSINESS UPDATE

LETTERS TO SHAREHOLDERS p.3
The question facing BCE today is not which way to go, but how fast we are going to get there. The Board of Directors fully supports the management of BCE for its visionary and determined leadership. In fact, if one compares BCE’s track record against its true peer group — U.S. RBOCs and overseas carriers like British, French or Deutsche Telecom — Bell Canada is well out in front of the rest of the industry.
     Another area in which BCE leads is that of Corporate Responsibility, which was demonstrated once again in 2005 by the ratings of GovernanceMetrics International. Our vision is not only one of economic growth for BCE, but also to build stronger communities, preserve our natural environment and contribute to the overall well-being of the nation.
     Bell was built on unmatched reliability and dedicated customer service. This company made significant progress on both fronts in 2005, as part of its continuing transformation to a new telecommunications age. The only certain reward for all that is even more hard work in 2006. But the foundation has now been laid that will enable us to move forward even more rapidly in 2006. The ultimate reward for our customers, our employees and our shareholders, will be Bell’s unquestioned leadership, not only in Canada, but in the industry worldwide.
Richard J. Currie, O.C.
Chair of the Board
BCE Inc.

p.4
Dear Fellow Shareholders,
Each week, I receive many e-mails from the men and women of Bell. As you can imagine, the topics vary across a range of issues. Some celebrate a success. Others raise questions, offer suggestions or raise concerns about a new development in the company.
     Last October, I received one that I will not forget. It came from one of our managers reporting on an incident where we had let one of our customers down — a small failure that resulted from too many hand-offs in a complex process. But instead of bureaucratically pointing to the consequences of complexity, our manager was writing to take personal accountability, even though the service issue was easily rectified and was certainly not his ‘fault’ in any normal meaning of the word. “This is my failure,” he wrote, “I have failed our customer.”
     I know it may seem unusual to highlight a service mishap in a letter to stakeholders. But that e-mail struck a chord with me because it spoke to the clarity of accountability. It was about taking responsibility not for the completion of a task but for the success of an outcome. It was about taking what we do every day, personally. It was about recognizing that customers are not the responsibility of an organization, they are our personal responsibility.
     That spirit — that quality of character — is the foundation underlying all our efforts to build a new, stronger Bell for the future. And that spirit is spreading — step-by-step, month-by-month across our organization. And that spirit is powerful.
2006 — Executing to win
Every day we are building a new Bell. A Bell focused on its core business and capable of delivering sustained profitable growth. Every day we’re working to make service a market differentiator and we’re reshaping the cost structure of this business so we can deliver new services profitably.
     And every day, we continue building the three pillars of our strategy: Customer Experience, Bandwidth and Next Generation Services. Taken together, these pillars will deliver simplicity to our customers and durable value creation for our shareholders.

MIGHAEL SABIA President and Chief Executive Officer

LETTERS TO SHAREHOLDERS p.5
TIMELINE OF A TRANSFORMED BELL
Entering phase two. Building a new Bell won’t happen overnight. The plan is constructed in three distinct phases, with 2006-2007 marking the mid-point in our strategy.
Customer Experience — Executing to make Bell simpler
     We have a clear, simple goal for customer experience: to lead the industry in customer loyalty and make the Bell Customer Experience a competitive advantage.
     Our customers have told us what they want from Bell. First, they want to feel recognized and valued. And they want to have confidence that we can resolve any issues they might have, simply.
     So in 2005 we introduced Ordermax, a tool that will allow all of our 9,000 customer service representatives in call centres to see every service that each customer has, be it local access, wireless, Sympatico Internet or ExpressVu television. And we developed a multi-product service team composed of our top representatives to answer questions about all of our different services. So that customers need to call in only once.
     That’s crucially important as the number of households choosing multiple Bell services keeps growing. Because the more products a customer buys from Bell and the better we serve them, the more loyal they are to Bell. About 60 percent of our residential customers now get two or more products or services from Bell, and more than 22 percent buy three or more.
     We also introduced One Bill, which makes it easier for Bell customers to pay for the services they choose to use. The idea is as simple as its name: One Bill for multiple transactions, easily payable online. 3.5 million Bell customers get One Bill today. By the end of 2006, virtually all multi-product households will get One Bill.
     Our customers also told us that we need to be knowledgeable and to help them make their use of Bell products seamless and simple. Here too we made changes. I’m particularly proud of the simplicity we now deliver to our customers online via a completely revamped www.bell.ca, launched late last year. The new portal makes it much easier to add services, pay bills and review accounts. We also introduced e-communications where we explain technical issues to our customers in a timely and helpful way online.
     And finally, our customers told us that they expect us to be reliable, to follow up on the commitments we make to them. And to do so consistently. We made significant progress in this area as well. Reducing missed appointments by one third by year-end, as our people started taking greater personal accountability. But also by rethinking how we go about our business. Small things like changing the way we schedule our people. Having assigners start work four hours earlier so that the preparatory work they do gets completed in time for the first truck roll of the day. So that technicians are not waiting around for instructions and losing valuable time they could be spending with customers.
     All that being said, last year was clearly not without its customer service challenges. But, by tackling countless processes like the scheduling issue, by year’s end we raised key service metrics, including first call resolution, to a higher level than they were at the start of the year. And that pays two big dividends: better service because we get it right the first time and lower costs because we eliminate waste and duplication.

p.6
     By looking at processes from end to end, we are discovering that we are over-specialized in many areas. Too many hand-offs and checkers in between processes that should be standardized and seamless. Resulting in countless opportunities to reduce cycle times, to simplify how we do things and to take costs out.
     So we’ll continue to rethink our core business processes. But we’ll also make better use of our scale, uniting across business units to lower our purchasing costs.
     Last year our cost-reduction program, Galileo, delivered $524 million in recurring savings, earned through hard work and hard choices. That’s just the start. To meet the cost structure our marketplace demands, we will accelerate Galileo over the next two years. Including our progress in 2005, we intend to reduce costs between $1.2 and $1.4 billion by the end of this year, and anticipate reaching $2 billion in cumulative run-rate savings by the end of 2007.
Bandwidth — Executing to make technology simpler
Over the past two years, we have been working to shift Bell to Internet Protocol (IP) – undoubtedly the future of the industry.
     Our fibre-to-the-node footprint continues to grow and the speed it delivers, to accelerate. Today, we are offering speeds up to 6 megabits per second. Later this year, we will have the capability to offer 12 megabits per second – moving to 26 megabits per second and eventually 50. As we make these step-by-step investments, we are following with surgical marketing to enable our customers to upgrade their speeds and to access a new generation of value-added services. In this way, we monetize our investment as we make it.
     High speeds are not restricted to the wired world. Late last year, ahead of schedule, we introduced Toronto and Montréal to the fastest and most advanced wireless data network in Canada called EVDO, which is able to transmit data at broadband speeds. This year we’re rolling it out in many more cities across Canada. That means our customers can access the Internet, receive e-mails and download attachments up to ten times faster than previously.
     And now, combining wireless access with broadband speeds, we’re partnering with Rogers Communications to build out the Inukshuk Wi-Max network. This wireless technology enables delivery of first mile wireless broadband access with speeds of up to 1.5 megabits per second as an alternative to DSL and cable access. Inukshuk’s footprint will cover over 40 cities and 50 unserved rural and remote communities across Canada. It is exactly what our customers
THE SHAPE OF THE NEW BELL
A new marketplace demands a new Bell Canada. By 2008, Bell will be a completely transformed company—focused on its communications roots and delivering sustained growth and shareholder value. To get there, the company has set specific targets in each of the three strategic pillars and cost structure.

BUILDING THE NEW BELL 2006 BUSINESS UPDATE

LETTERS TO SHAREHOLDERS p.7
BUILDING A NEW FINANCIAL MODEL
Growing revenue, driving out costs. As Bell’s Next Generation Services gain scale and revenues grow, they will offset losses in revenue due to market share decline in traditional telephone service. And as we build a new cost structure, the contribution margin from Next Generation Services will increase.

and investors demand: broadband access, rapid deployment and capital efficiency.
     Collectively, our Inukshuk, fibre-to-the-node and EVDO investments will give us the ability to provide broadband connections to virtually all of our customers.
Next Generation Services — Executing to make life simpler and business more profitable
Customer Experience and Bandwidth ultimately matter most in relation to our third pillar: Next Generation Services. This is our strategy’s lynchpin: change the revenue mix of the company, offset erosion in our wireline business and deliver steady top line growth.
     And it is from our progress last year with Next Generation Services that I draw the most confidence. At the end of 2004, our growth services represented 41 percent of our aggregate revenues. One year later, that figure had grown to 47 percent -or nearly half— of our total revenue. Growth services, including the latest Next Generation Services, should account for 65 percent of our total revenue by 2008-2009. And due to cost reductions, we expect these services’ contribution to EBITDA to increase from 25 to 50 percent over the same period.
     Next Generation Services provide our customers with innovative ways to simplify their lives and business processes — Internet services such as anti-virus and anti-spam software that are updated regularly; educational content like Kidsmania where children can learn and play safely online. Or live video downloads of sports and entertainment like Live @ The Orange Lounge which features concerts by artists ranging from Paul Anka to the Black Eyed Peas. About one-in-three of our Internet customers are currently purchasing Next Generation Services such as these.
     But it doesn’t stop there. We are providing ExpressVu customers with Gamesmania and interactive programming that gives them the ability to switch camera angles during sporting events. And our wireless customers are able to download ring tones, games and music. Video streaming is gaining popularity as evidenced during the recent Olympics, when many of Bell Mobility’s customers with video-enabled mobile phones accessed live TV coverage.
     And we continue to innovate. Last year we rolled out Bell Digital Voice, our innovative VoIP offering, with an industry-leading suite of VoIP-enabled features. We are in trials right now with IPTV — an exciting technology that will provide our customers with on-demand television. And we are working with other industry participants to bring mobile commerce to the wireless handset.
     Our Enterprise and Small and Medium Business groups continue to lead the way into a future where Bell provides much more than connections. In 2005 we concluded agreements with Montréal-Trudeau International Airport to provide complete ICT services, and with RBC to provide VoIP lines to all of its branches. But Next Generation Services are also about security solutions for business. In Small and Medium Business, our Virtual Chief Information Officer (VCIO) service is showing significant traction by allowing Canada’s smaller businesses to gain the same technology advantages as their larger counterparts.

p.8
2005 — Solid Results in a Challenging Year
In 2005, a year that challenged our industry, Bell delivered solid financial results. Thanks in part to strong fourth quarter performance, annual revenues were $19.1 billion, up 4 percent from 2004, with revenue from growth services more than outpacing the decline in our legacy business. EBITDA increased 2.2 percent to $7.6 billion. And cash from operating activities increased 2.1 percent to $5.6 billion. It was a solid performance, and it speaks volumes about our people’s ability to fight back in tough times.
     This is an important point. We are increasing our ability to counter-punch and to fight it out in a competitive marketplace. We’re staying on strategy. We’re executing faster, and more precisely.
     And we’re remaking the Bell culture, one day at a time, one person at a time.
Creating a High-Performance Culture
Culture is not ‘soft’. It is not about holding hands around a camp fire. It is how work gets done. It is about how decisions get made. It is about whether or not we succeed. It is fundamental to the future of this company.
     About two years ago, a small group of senior leaders set out to build a truly high-performance culture at Bell. A culture that reflects the best of our 125-year heritage, but that adds the edge that we need to win in a very competitive industry. Today, that culture is spreading through the organization, sometimes not as fast as I would like, but spreading every day. Accelerating this change is the personal accountability of each and every one of our directors and senior managers.
     But this effort goes far beyond the leaders and managers of Bell and directly involves our frontline employees. Last year more than 1,000 customer-facing employees in every part of the company participated in problem-solving workshops — all of them opportunities to rethink how we operate the business. The focus was on customer service and on coming up with everyday solutions for everyday work problems. Problems as simple as determining the best physical layout of a call centre phone bank and as complex as an overhaul of our order processing system. We did more than 50 workshops last year. We’ll do many more this year, this time focused on both service and the efficiency of our operations.
     The crucial thing about this effort is that it is all about developing internal solutions, about asking our internal experts for the best solutions. We’re developing practical, everyday answers that are delivering results right now.
     A great example is the Small and Medium Business (SMB) performance pilot. We brought together a group of highly-motivated SMB call centre employees and challenged them to develop their own answer to the question about how best to serve customers. The results are clear evidence of the creativity and power of our people. First-call resolution went up by 11 percent. Customer satisfaction went up by 20 percent. And employee satisfaction went through the roof-increasing by 70 percent. And by the way, we brought our costs down as well. It proves what we’ve been saying: truly superior customer service costs less to deliver.
Unlocking Value and Returning to Our Core
Remaking Bell is our top priority. It has to be. Because telecommunications is and always will be what this company is about.
     Consistent with that direction, we have made real progress in simplifying and streamlining BCE’s asset portfolio. As we have gone about this work, we’ve asked two simple questions: first, what capabilities do we need to own to build a revitalized Bell Canada, and what capabilities can we secure through commercial agreements; and second, are there opportunities to surface hidden value for our shareholders.
     As a result of this work, we made a series of decisions announced toward the end of the year and in early 2006. These decisions unlock close to $7 billion in capital, return value to our shareholders, and permit us to focus squarely on the future of Bell, as Canada’s leading provider of integrated communications.
     In late 2005, we reached agreement with our partners at Woodbridge to restructure Bell Globemedia. While no doubt it took time, this agreement delivers the two basic requirements that I have had. It secures our ability to participate in content creation and the packaging of content — key capabilities in the world of Next Generation Services.

BUILDING THE NEW BELL 2006 BUSINESS UPDATE

LETTERS TO SHAREHOLDERS p.9
UNLOCKING CAPITAL FOR SHAREHOLDERS
As part of its strategic asset review, Bell has announced transactions that will unlock close to $7 billion in capital for shareholders.
And it frees up $1.3 billion shareholder capital — better matching capital commitment to strategic value.
     Our decisions on CGI were more straightforward. CGI is a fine company, with excellent leadership. But strategically, its greatest value to Bell lies in its role as a high service, low cost supplier of outsourced IT services. So we are extending our commercial agreements and exiting our equity investment, with expected total proceeds in excess of $1 billion.
     We are also moving to reposition Telesat. The satellite services sector is consolidating globally. We want to ensure that Telesat has greater opportunities in that changing environment. So we plan to take the company public later this year. Operationally, it will continue to be a vital supplier to ExpressVu.
     And closer to our core operations, we are combining Aliant, our lower density lines in Ontario and Québec, and our controlling position in Bell Nordiq, to create one of the largest regional services providers in North America. In merging these assets, we are pursuing two objectives. To create an organization that can bring focus to the needs of regional communities while taking advantage of scale. And to create value for shareholders, by assembling these assets in an income trust — a structure that we believe is well suited to the competitive and financial characteristics of these markets.
     We will use proceeds from these transactions to repurchase 5 percent of our outstanding common shares by the end of the second quarter of 2006. Together with the exchange of shares from the new trust, this will reduce the number of outstanding shares by approximately 13 percent. We will also retire $1 billion in BCE debt. This will help us continue to build financial flexibility.
     Our asset decisions speak about where we are headed and what we are building.
Building Bell’s Leadership
To get there, we need the most talented people. Throughout 2005, we promoted a new generation of talent from inside the company to positions of increasing authority and impact.
     And we have been fortunate to be able to attract to Bell from Canada, the United States and Great Britain eighteen new executives whose creativity and determination auger well for the future.
     Capping off these significant additions to Bell’s leadership team, I was especially pleased that I was able to persuade George Cope to join the company as Bell’s President and Chief Operating Officer. I have admired his track record and entrepreneurial style at ClearNet and Telus Mobility for some time. He brings experience, energy and a commitment to profitable growth. It is a pleasure to welcome him as a colleague to our company.
Building Momentum
So yes, real progress. Enough? Never. Is our company better positioned today than it was 12, 24, 36 months ago? Yes, far better.
     With so many sound building blocks in place, our challenge now is to accelerate. To speed up building a new cost structure and developing new communications capabilities and services. To move faster in taking personal responsibility to offer higher levels of service to our customers. To make Bell an even better place to work for our people. In a phrase, to speed up building a better company — one that can deliver value to our shareholders for a long time.
Michael Sabia
President and Chief Executive Officer

p.10
GLOBAL TELECOMMUNICATIONS AT A GLANCE
NORTH AMERICA
Competitive Landscape
As telcos and cable television companies move into one another’s markets throughout North America, BCE is ahead of the converging industries both north and south of the border, given our DSL and satellite video platforms.
Markets Share Projections
FOR 2009
Wireless Penetration
The wireless market in Canada is far from saturated — wireless penetration lags behind all other G7 countries.
Estimated Cellular Users
PER 100 PEOPLE — 2005
Broadband Adoption
Broadband Internet access is still in its infancy, both in North America and the world as a whole. The relatively higher penetration in North America is fuelled in part by strong competition between cable modems and DSL and by the emergence of bandwidth-intensive applications.
Broadband Subscribers
PER 100 HOUSEHOLDS — 2005
On the Horizon
Wi-Max represents one of the most promising breakthrough technologies today, poised to revolutionize both mobile and last mile broadband access. Our Inukshuk partnership with Rogers Communications will create the first national wireless broadband network in the world.
Wi-Max networks can deliver wireless broadband access up to
and may be able to deliver up to 50 mbps in certain circumstances.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

GLOBAL TELECOMMUNICATIONS AT A GLANCE  p.11
THE WORLD
To date, IPTV is gaining rapid success overseas. Hong Kong’s PCCW, Italy’s FastWeb and France Telecom already provide IPTV to more than 100,000 subscribers each. About 145 telecom carriers use their networks to deliver digital television to their subscribers.
We believe global IPTV subscribers may reach
OUR OPPORTUNITIES
The continued strong performance by ExpressVu, combined with our current IPTV trials in partnership with Microsoft, are positioning Bell to stay in front of the telco video opportunity.
Wireless penetration in Europe is much higher than in North America — in some cases there are more cellular phones than people in a market.
Estimated Cellular Users
PER 100 PEOPLE — 2005
The Canadian wireless market offers more headroom for growth than any other major market. As a result, we expect to continue to see strong customer growth for Bell Mobility for the foreseeable future.
The opportunity for growth in broadband Internet access is a global one that outside of North America is being led almost solely by telcos.
Broadband Subscribers
PER 100 HOUSEHOLDS — 2005
As our Next Generation Services offerings grow, the demand for high-speed broadband connections will increase. The next few years should see at least the beginnings of mainstream adoption of such high-bandwidth services as IPTV, mobile video and online gaming.
Wi-Max is accelerating broadband access penetration globally as a last mile alternative in many countries, especially the developing world.
The Asia-Pacific region
will represent
of global Wi-Max subscribers.
Bell will be a pioneer in the deployment of Wi-Max, both as a last mile replacement to serve remote communities that other carriers would normally not cover and as a complementary technology in urban areas to provide mobile access to the Internet.

p.12

SECTION I. p.13
Twin challenges face Bell in 2006 and beyond. The company must continue to generate profitable growth from its Next Generation Services, even as it brings its overall cost structure down. Bell Canada’s new President and Chief Operating Officer, George Cope, and Stephen Wetmore, Group President — Corporate Performance and National Markets, sat down to discuss these ‘two halves’ of the performance equation for Bell.
Q: We know that Bell is committed to radically reshaping its cost structure. How do you and the management team balance a more efficient operation with the simultaneous need to sustain growth in your Next Generation Services?
george cope: First of all, I don’t buy into the idea that there is conflict between what we do to grow revenue and what we do to become more efficient. That’s just being a smart, able business. We won’t get the revenue if we don’t move fast and we won’t move fast if we’re glued down to wasteful processes. The idea is to cut the expenses we don’t need — the old processes and equipment and procedures that hold us back — so we can increase our investment in those areas of the business that are growing.
stephen wetmore: I couldn’t agree more. There is no trade-off between profitability and market share. There is no trade-off between customer experience and cost cutting. And there’s no trade-off between growth and efficiency. In each case, we need the one to get to the other. By doing both, we keep the focus on our strategic plan, and don’t waste resources chasing low priorities.
Q: Can you provide some concrete examples of that?
cope: Sure. Take profitability and market share. The answer there is to stop defining those as separate categories. Our target should not be market share; instead we should aim to achieve a disproportionate share of the profit available in a given market.
wetmore: Or when we think about Customer Experience and cost cutting, it’s critical to understand that we’d be crazy to cut things that deliver value to customers. Our efforts are all about cutting the things we do that are not valuable to customers. I think the most important thing to understand is that we’re not looking for some sort of across-the-board percentage cost reduction. This isn’t about swinging an axe; it’s about using an analytical microscope and scalpel— to identify and get rid of those areas that we don’t need and that our customers don’t want to be burdened with. It’s going to be a restructuring of resources, not a simple reduction.
Q: George, what attracted you to Bell? What advantages drew you to the company?
cope: I’m very impressed by Bell’s product portfolio and brand. In what has certainly become a very competitive industry, Bell Canada has the best position in North America.
“I don’t buy into the idea that there is conflict between what we do to grow revenue and what we do to become more efficient. That’s just being a smart, able business. We won’t get the revenue if we don’t move fast and we won’t move fast if we’re glued down to wasteful processes.’
george cope

p.14
“I’m very impressed by Bell’s product portfolio and brand. In what has certainly become a very competitive industry, Bell Canada has the best position in North America. This is a company that in its areas of growth adds one million new customer relationships each year.”
george cope
President and Chief Operating Officer
     This is a company that in its areas of growth adds one million new customer relationships each year.
     Essentially, we have the customer relationships, the know-how and the breadth of services. In addition, we’ve got a brand that’s synonymous with a century of Canadian growth and progress. A key point for market leadership will be taking advantage of the tremendous name and brand recognition Bell has across Canada. We must and will develop a consistent, clear and cost-effective brand message going forward.
     The portfolio behind the brand is our most significant advantage. Because of ExpressVu, we’re the only telephone company with a nationwide television delivery system. We have a coast-to-coast mobile service. Bell has a unique international stature that allows us to be involved in standards-setting around new technologies. Sympatico-MSN is Canada’s largest Internet portal. We are leaders in serving the Enterprise market. With these types of advantages, we are well positioned to cost-effectively leverage our brand across the entire portfolio. The most impressive thing about Bell is that it dosen’t just participate in markets, it is a leader in them.
wetmore: I’d add to that list of strengths the people who make up the Bell family; whether they work in Central Canada, Western Canada or Atlantic Canada. The best ideas for how to run more efficiently are coming every day from the frontline people of Bell who are just as offended by inefficiency as our investors are. Nobody wants to waste their time doing the wrong thing or doing something in a way that takes more time than it needs to.
     I’d also point to our role in providing access to underserved populations across the country, through things like our consolidated income trust, the Inukshuk partnership, Project Chapleau and the SuperNet project. Our customers benefit from dedicated management teams focused on their particular needs but also able to leverage our scale and geographic reach to maintain a high quality telecom infrastructure throughout the service area.
cope: Exactly. This is a time of growth and building in this industry. Fortunately, another advantage Bell can count on is our scale. There are tremendous opportunities to leverage our millions of customer relationships.
Q: How might Bell do that?
cope: Well, our scale gives us the ability to cost-effectively segment our various markets, and tailor products and marketing programs that speak directly to them. For instance, it’s a true strategic advantage for Bell to be able to segment the enterprise market from the small-to-medium business market. There is no doubt that the clients in each of these categories see the world differently and need different solutions. I think this is a great opportunity for us and one that really is very hard for our competitors to cost-effectively duplicate.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION I. p.15
wetmore: From a cost perspective, our size can actually be advantageous if we adhere to what we’ve been discussing as ‘end-to-end’ process transformations, rather than achieving all of our cost reductions in siloed fashion from within the various business units. For example, with our supply chain and sourcing strategy — this is a single initiative with company-wide cost savings potential. Because it affects all areas of the business, we can see enormous results very quickly if we do this correctly. Like George said, it’s viewing our relative size as an opportunity rather than a hindrance. Because of our purchasing power, we should be paying the lowest prices for goods. You see best-of-breed retailers do this successfully, and we’re going to follow the same strategy.
Q: As you strive for this combination of efficiency and revenue growth, where do you anticipate the most sustained challenges, and how will Bell address them?
cope: The most significant challenge for us is the existence of a fiercely competitive local telephone market. We’re going to continue to see declines in our market share of local wireline customers, through both local competition and wireless substitution. In response, we’ll have to leverage our technological lead to continue to offer new and innovative services to customers, such as IPTV, security features and Kidsmania electronic games available through our Sympatico Internet access service.
     Another way we’ll compete effectively is through service. Service will become a competitive battleground in the truest sense of the word. No matter what kinds of innovative and technologically advanced services we add, people have an expectation of our brand — as well they should — that our service will live up to the Bell history of reliability.
     But to compete effectively, to drive revenue growth, we need to actually exceed these expectations — and we need to do it efficiently. We’re improving across the board — in terms of knowing which actions will have the greatest impact on the customer experience and directing our energies accordingly.
wetmore: This is an area where we don’t have a choice. The good news is that our customers expect us to lead — that historically we’re the gold standard for service in the industry. That heritage is still here — people at Bell feel it very deeply. I don’t want to be too negative about our competitors, but the idea that a cable company is going to consistently provide better service than Bell Canada is just ludicrous.
Q: To achieve management’s goals, Bell is undergoing a cultural transformation. What are some areas in which a change in mindset and business approach will help Bell succeed?
wetmore: For the leadership team, our number one challenge is to develop management systems that support the culture that we want and give leaders the tools they need to act quickly and decisively so we can win in the marketplace.
“I’d add to that list of strengths the people who make up the Bell family; whether they work in Central Canada, Western Canada or Atlantic Canada.”
stephen wetmore
Group President — Corporate Performance and National Markets

p.16
“Our end-to-end process redesign is not just about streamlining and re-engineering, it’s also about putting the right data into the right people’s hands at the right time”
stephen wetmore
For example, one of the things we’ve done already in 2006 is to revamp our information systems so managers can understand exactly when and how much our traditional revenue streams will shrink and how well our products are doing in the market — on a real-time basis. We are making it possible for managers to see more clearly two, three quarters into the future and to adjust investment accordingly, and that allows them to behave more like empowered business leaders and less like regulated caretakers.
cope: Yes—and already, we can better anticipate the market drivers, the competitive moves — and then align our cost structure with the real revenue picture.
     Look, the change we are all experiencing — and believe me it will be hard at times — is the growing pain for a new business that is going to eventually dwarf our traditional offerings. We need to help everyone at Bell see clearly what our assets are and what the business drivers are that they contribute to. For instance, financial analysts talk and think about our local wire lines as a ‘declining’ part of our business. And it’s true that our market share will go down. But what is important is that the connections, the wire into customers’ homes and, more importantly, the relationships formed over a century of reliable service — those connections will be a huge part of our growth as we upgrade them to carry television and video services, high-speed Internet and other services that we can’t even predict today.
Q: How can the leadership team help managers and employees do what they need to do to move Bell’s performance forward?
wetmore: We have to redesign our internal processes with the same rigour we brought to simplifying BCE’s asset base and for the same reasons—to improve our service offering to customers, while creating shareholder value through improved financial performance.
     It is up to us to make sure that every manager at Bell knows and understands their exact responsibilities as well as management’s expectations of them. And that they clearly understand and appreciate how their own efficiency contributes to others’ ability to serve customers and achieve efficiency in what they do.
Q: So is it really that simple? Just give people the facts and they’ll do the right thing?
wetmore: At some level, I have to say yes. It is that simple. Naturally we have to help people see what the right thing is and we have to recognize people who are doing the right thing. In fancy HR terms, we have to build a culture of doing the right thing; of fighting in the competitive marketplace, of serving our customers, of rethinking our processes and procedures, of uniting across businesses and silos to leverage our scale and, most importantly, of celebrating the wins we achieve each and every day.
     So, is the hill steep enough for you, George?
cope: It’s steep. But it’s going to be fun to climb it. There’s so much to build upon.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION II. p.17
section ii.
THIS IS A STRATEGIC FIGHT
Progress Against Our Three Pillars
The plan to transform Bell Canada into the world’s first ‘new telecom’ is grounded in three strategic pillars — each with a clear link to our value proposition of ‘Making it Simple’.
Ultimately, Bell must deliver in each of these three areas if we are to become the best company we can be. By pulling together, we have made significant progress on all fronts, moving us closer to our vision for a new Bell.

p.18
1. CUSTOMER EXPERIENCE
Our goal: to offer customers superior product and service experiences that build loyalty while saving them time and money. Basically, we need to make everything about Bell quick, easy and hassle-free.
Average In-Store Activation Time
in minutes
Multi-Product Customers on a Single Bill
in thousands
2. BANDWIDTH
Our customers’ need for speed is matched by our passion to provide it. Bell is leading customers into a new era of communications grounded in high-speed bandwidth that never lets its users down.
Number of High-Speed Internet Access Connections
in thousands
Number of Fibre-Optic Nodes Placed
since q4 ‘04
We completed the rollout of our
EVDO NETWORK in
Toronto and Montréal
in November 2005 —
FIVE MONTHS AHEAD
of schedule.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION II. p.19
3. NEXT GENERATION SERVICES
Making it possible for businesses and people to connect, produce, inform and entertain, on the road, at home or in the office. In the next few years, these services will generate the bulk of our revenues — and our profits.
Percentage of Bell Canada Revenues from Growth Services
MAKING IT SIMPLE
Our strategic pillars directly address a promise we have made to our customers:
that we will make things simple.
At every customer touch point, we strive to make Bell simple for them. Our rollout of high bandwidth wireless and wired networks makes accessing new technologies simple for our customers.
And our Next Generation Services are designed to make our customers’ lives and businesses more simple and more profitable.

p. 20
section iii.
PERFECTING OUR
CUSTOMER SERVICE
Continuous Improvement Is the Key to a Competitive Advantage
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION III. P.21
Customer service was a key area of focus for Bell in 2005. At year’s end, many of our most important measures of service were up significantly. In some cases — like DSL installation rates and missed appointments — our performance is better than ever. But it is still not enough. We must deliver even higher levels of service on a consistent basis — in order to create bonds of trust and loyalty with our customers.
     Not everything went as smoothly as we would have liked last year. Pressures on our customer service system mounted during the late summer as we dealt with a backlog of service calls — the aftermath of a labour dispute we inherited with the purchase of Entourage.
     Importantly, we used this challenge as an opportunity to learn which steps in our traditional processes were crucial, and which ones we could change or do without. So while our field representatives focused on answering customers’ immediate needs, others looked for permanent solutions to these service challenges.
     Learning — getting better each day, never being satisfied with ‘good enough’—is central to our approach to the Customer Experience. Delivering high levels of service consistently will differentiate us in the market and provide us with a competitive advantage. This is important in an industry where increased competition requires that not only our products perform above expectations, but so too must customer service.
     Among our accomplishments in service last year was the One and Done program, where our goal is to get things right the first time — on every call, on every customer installation and every time we need to repair something. So that customers do not need to call back.
     In the Enterprise market, we developed our Service Promise — setting target commitments on service performance together with our customers. By year end we had simplified order placement and status by making the sales team accountable for the whole order process from beginning to end; allowed customers to manage their billing data online; and set more rigorous procedures for repairs and network change management. The end result: our customers recognized Bell as the service leader in the Canadian business market last year.
     In the SMB market we created communities of interest where technicians and sales people are associated with customers and work closely together to get to know their customers, understand their issues and take personal responsibility for serving their particular needs.
     We also laid the groundwork for our Service Accreditation program. In 2006 we will set rigorous standards for all our employees who interact with customers. Simple things like a technician explaining to a customer what needs to be done and then double-checking and confirming that the work has been completed to the customer’s satisfaction.
     We made significant progress in raising customer service levels in 2005. Now we need to go even further, each day giving customers good reasons to stay with Bell.
“Truly differentiated customer service has no ‘end point’. There is no level at which Bell can stop and say ‘this is good enough’. Instead, we must engage in a process of constant, continuous improvement”.
patrick pichette
President — Operations

p. 22
section iv.
A NEW CULTURE UNITES AND
ENERGIZES OUR CORE
Stories of Transforming Bell
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION IV. p.23
If Bell is to continue to progress against our strategic plan — to make our company the nimble, fast-responding company that will lead telecom into the future — we need to constantly question the way we work. We need to examine our core ways of doing business, and just as importantly, examine the culture that is at the core of our company.
     In fact, we believe that the effort to produce culture change within Bell is central to our efforts to remake the company. Ultimately, we are shifting Bell to a culture of confidence. As this transformation takes hold, its effects are already apparent across myriad divisions. People are responding more rapidly, collaborating more frequently and pioneering new ways of doing business without worrying about ‘how we’ve always done it’. They’re encouraged to share their victories company-wide, inspiring the kind of confidence that comes with knowing how much individual actions truly matter.
On August 2, Bell Mobility employees saw smoke billowing from nearby Pearson Airport and confirmed through news reports that an Air France flight had crashed. Compassion and instinct took over as a Bell team sprung into action to assist survivors to get in touch with their loved ones.
“The idea was to supply cell phones and calling cards immediately so people could contact their loved ones. In France, it had been erroneously reported that everyone had died, when in fact everyone had survived. We knew they would want to immediately talk to their families. We ran around, grabbed about 50 phones, and had about 12 people hurrying to program and activate these cell phones for overseas calls. When we got to the airport, it was complete chaos. I knew we needed to get into where the passengers were so we could actually help them directly. Once we got behind police lines, we could go through the room, offer the phones and cards, put our arms around shoulders and squeeze hands. I held a baby while one woman called her family in India, and I dialed for another woman who was shaking and crying so hard she couldn’t do it. How could we not help? It’s amazing what an organization can do in times like this. I’ve never been so proud.”
julia quinton oosterman
Associate Director — Corporate Communications

p.24
When its members’ e-mail boxes recently became jammed, the Kitchener-Waterloo Chamber of Commerce was misinformed that a Bell server was to blame. The Chamber president, naturally feeling frustrated, placed an angry call to Bell. Even though the Chamber was not a Bell customer at the time, the local Bell manager did more than just take his call.
“Their IT folks were blaming Bell Canada and our server, but I knew it wasn’t the case. I grabbed one of my technicians and some virus software, and we went over to their offices. We logged on to their mainframe to show them they had been hacked, and that our network was safe and secure and not causing the problem. Why did I do it, even though I knew Bell wasn’t involved? Because of the pride in our network. I felt empowered to just take it on. I knew I had the expertise within my team to solve it. I didn’t care that they weren’t a Bell customer — they were a potential Bell customer. And I knew that if we waited for proper protocol, it would not have been quick enough. The Chamber ended up coming over to Bell Canada for all of their services. They have recognized us publicly over and over again, and they recommend Bell’s whole suite of services to any new business coming into the region.”
ERIC KINGSTON
Regional Manager — Network Operations
JONATHAN PRIMEAU
Project Manager — Bell Professional Services
More than 70 people from across Bell came together to build a communications technology infrastructure for the XI FINA World Championships of Aquatics, held in Montréal in July 2005. Their challenge: to build from scratch in one month an IP network to accommodate FINA and host broadcaster Radio-Canada, as well as more than 1,400 journalists filing stories day and night during the 16-day event.
“At the beginning, we realized we had different silos working separately: cable repair, broadcast, the telephony team, the Internet team... which had silos of its own. The old way was to provide support for each technology through a specialist. You cannot imagine the costs of doing that. With all these teams, we were sometimes doing the same thing three times.
     To go forward, we needed to be sure the silos were working on the same path, and that when we needed something specific done we would only do it once. We put all the teams together to cross-train them and to change their mindset. They shared their skills, knowledge and experience with one another, so they were able to understand each other’s realities and responsibilities. This way one person could support all the different technologies. The technicians got a whole new perspective that was not only applicable for FINA, but beyond. These people are so useful right now that they are wanted everywhere.”
JONATHAN PRIMEAU
Project Manager — Bell Professional Services
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION IV p.25
Emily is Bell’s voice-activated customer service representative that uses sophisticated speech recognition technology to assist business and residential wireline customers. In late 2004, Emily received an upgrade, after which Bell dedicated a task force to continually assess customer satisfaction with the application.
“The intent with the redesign of Emily was to enable the consolidation of six stand-alone call routing applications into one, with the long-term goal of providing a consistent customer experience regardless of the number dialed. The approach taken was to really look at things from a customer perspective first, and through the right line of questioning, get the information needed to quickly and correctly route the call.
      Following the launch we established a cross-departmental task force to improve the customer experience in areas where customers were identifying navigational problems. We then sought ways to simplify and streamline paths to our agents and the self-serve applications. With the task force focused in this way, we were able to move customer satisfaction with Emily up by almost 15 percentage points from February to July. In addition, we shortened the average time customers spend in the application by approximately 25 seconds.”
CAROLE SÉGUIN
Associate Director — Marketing Research, Market Knowledge Centre
To solve the ‘massive customer pain point’ of long wait times to purchase products and services at Bell retail stores, Bell launched a new initiative to make it much faster and simpler to buy products at Bell stores.
“Our research showed that people who went into our stores with an intent to buy were actually leaving without making a purchase, and the number one reason was wait time — we were averaging more than 30 minutes at the cash register. It was a pain point for customers and a missed revenue opportunity for Bell. To address it, we created a new computer program that was more retail-friendly than our old programs.
     We also totally rethought our process for managing the customer at the point of sale. We found that we could do things that we used to do at the register at other times — either in the store or after the customer had made a purchase. The net effect was to optimize the customer’s time. For the last four months after we finished our project, we brought the average down to just over 13 minutes for each sale... and we’re not done yet.”
DAVID GUEST
Director — Retail Simplification

p.26
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION V. p.27
Every day, Canadians grow more comfortable with — and dependent on — the next generation of communications services. Consumers want and need reliable cell phone coverage, high-speed Internet and breakthrough products that make life easier. Businesses demand the efficiencies and scalabilities that only the IP network can provide. The company that succeeds in this age will be the one that continues to invent, deliver and ultimately harness the full potential of next generation services. From the residential, wireless, business and broadband perspectives, Bell’s leaders are seizing growth opportunities.
RESIDENTIAL
Multi-product households
The more Bell products a consumer has and uses, the more loyal those customers are to Bell. To that end, a centrepiece of our consumer marketing strategy is to increase the number of consumers who have one or more of our products or services. At year-end, approximately 60 percent of households had two or more Bell products — up 10 percent from the start of the year. Fully 22 percent of households have three or more Bell products, a figure we are planning to increase in 2006. This upsurge in multi-product households is testament to our stronger connection with residential customers and positions us to win in the broadband home.
KEVIN CRULL
President — Residential Services
A breakthrough year for Consumer Next Generation Services
Our ExpressVu satellite TV service turned in a record performance in 2005, with strong performance in subscriber acquisitions, revenue and profits. Among the factors driving this growth were innovative new products such as our HDPVR, the most advanced receiver in the industry, and the broadest lineup of high definition (HD) programming in the country. By year-end, ExpressVu had become the third-largest national television distributor, up from fourth place in 2004.
     Our Sympatico-MSN Internet portal also turned in a stellar performance in 2005. Eighty-seven percent of all Canadians online visit Sympatico at least once a month, and the service generates ten times as much value-added service revenue as the next-closest North American ISP. Our advertising revenue generated through Sympatico doubled in 2005, and is expected to continue to grow, thanks in part to exclusive content like Kidsmania electronic games, Live @ The Orange and Les Acoustiques.
     And Bell introduced our VoIP product Bell Digital Voice (BDV) in Toronto, Montréal and Hamilton. Hailed as the best Internet telephony product in North America, BDV combines the quality and reliability of a traditional telecom network with the innovative features normally associated with VoIP.
“Eighty-seven percent of all Canadians online visit Sympatico at least once a month, and the service generates ten times as much value-added service revenue as the next-closest North American ISP.”
KEVIN CRULL

p.28
WIRELESS
Developing an expanded next generation wireless Infrastructure
Bell is creating the ultimate wireless broadband network, with the bandwidth to deliver the kind of speed, access and features commonly associated with broadband residential services. The initial launch in late 2005 of our EVDO network and corresponding devices gave Canadians true Internet, television and video on their cell phones. In addition to this launch, we spent the year installing hotspots in 336 Starbucks café locations nationwide and in 238 Mail Boxes Etc. centres. Continuing the momentum to expand our network’s reach, potency and leadership will be a top priority in the coming year.
Better marketing segmentation attracts better customers
Driving profitable growth of our wireless business is an emphasis on marketing to attract and retain high-value customers through segmented, differentiated, branded packages. This approach contributed to many targeted launches, like the successful launch of our Solo mobile brand — a product designed to appeal to younger customers, with its prepaid plans, ‘walkie-talkie’ like features and ring tone options. We had this audience and the high-volume, data-heavy ‘power’ user in mind when we increased the number of new handsets we offered each year from around 10 two years ago to 21 last year, including the latest Samsung, Motorola, Nokia, Palm Treo and BlackBerry models.
      This marketing effort has helped us improve in a critical area: post-paid Average Revenue Per User (ARPU). In 2005, we made good sequential improvement in post-paid ARPU, going from $57 in the first quarter to $64 in the fourth quarter. We’ll continue to push this further, ensuring that we acquire and keep the most profitable customers and reclaim our leadership in this competitive industry.
ROBERT ODENDALL
President — Bell Mobility
and Bell Distribution Inc.
BUSINESS: ENTERPRISE
Information and Communications Technology
As we migrate customers to our IP network, they are increasingly turning to us as their single source for Information and Communications Technology (ICT) needs. As a leader in Canada’s ICT market, we not only provide technology but also develop comprehensive ICT solutions for our customers, helping us achieve year-over-year revenue growth of 36 percent in this space.
      Testament to our efforts is Montréal-Trudeau International Airport, where in partnership with Cisco Systems we will provide WiFi coverage for public users,
“One of our target was to get down to a 15-minute activation time in stores. It was a two-year target, but within two months, we got it down to 14:23 — down from 30 minutes. WE cut it in half. That’s a major win and we’re not stopping there.”
ROBERT ODENDALL
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

SECTION V. p.29
IP telephony for commercial users, state-of-the-art digital signage, computerized kiosks and business centres. It is a fully integrated solution that reaps the full benefits of the IP network and is transforming Montréal-Trudeau into one of the world’s most technologically advanced airports. Strategic partnerships like this and evolving technology that meets our customers’, expanding needs are our goals in 2006.
ISABELLE COURVILLE
President — Enterprise
Bell Security Solutions Inc.:
A next generation service, delivered today
Computer viruses and worms cost big businesses over $45 billion annually in lost work hours and data recovery. Security, it goes without saying, tops any CIO’s agenda. And it will continue to be high on Bell’s priority list as well.
     Our leadership in protecting our customers was reaffirmed in 2005 with the launch of Bell Security Solutions Inc. (BSSI), a provider of the most advanced security solutions in the industry. Our Enterprise customers now have access to a support structure or nearly 200 security professionals coast-to-coast, coupled with a comprehensive set of IP security applications.
      We have also advanced Enterprise security devices with the introduction of biometric scanning, smart tags to track inventory and predictive technologies that effectively profile the behaviours of network saboteurs.
Bell is shaking Up the market in Canada and the Enterprise We’re seen as an industry leader in providing new products and services.”
ISABELLE COURVILLE
BUSINESS: SMALL AND MEDIUM BUSINESSES
Continued focus on VCIO strategy
Small and medium-sized business customers are rapidly migrating to our Virtual Chief Information Officer (VCIO) solutions, which offer an easy and affordable way to handle many common IT needs. Our 2005 VCIO revenues were up 190 percent from one year ago.
     A good example is Kia Motors, which deployed VCIO services to enable a simplified extranet site, freeing its IT department to concentrate on key business applications. Wescom, a customized software company, used VCIO to consolidate its support lines and create secure video conferencing capabilities.
     We also rolled out PC Care and Network Care — programs that offer cost-effective ways to prevent and address computer and network malfunctions for customers needing to maintain a small local area network.
“In a ground-breaking pilot, We used internal customer-facing employees to overhaul SMB customer service. First call resolution went up by 11 percent. Customer satisfaction Went Up by 20 percent. And employee satisfaction increased dramatically by—70 percent.
KAREN SHERIFF
KAREN SHERIFF
President Small and Medium Business

p.30
Computers are equipped with a Bell diagnostics program that can scan the computer and correct any issues that might be causing system errors.
Bell Business Solutions Inc.
In 2005, we created Bell Business Solutions Inc. (BBSI) which houses the resources of CSB Systems, Nexxlink Technologies and Charon Systems. These acquisitions are helping to bolster growth in data product revenues and further enhance our VCIO offerings. Last year BBSI provided electronic ballot management solutions to 48 municipalities for the 2005 Quebéc municipal elections, ensuring rapid and more efficient turnaround of results.
OPERATIONS
Recommitting to ‘five 9s’ service
For the last 125 years, Bell Canada has prided itself on making the dial tone dependable. As our country has grown, so has our ability to serve it, by providing our customers a reliable dial tone 99.999 percent of the time.
      That service tradition continues as we meet the demands or the IP network. we are making the necessary improvements and realigning our service commitment so that Bell will be able to deliver that same ‘five 9s’ promise with our IP-DSL network. Already, our core IP network almost reaches this level of service with a performance of 99.997 percent for 2005. We believe our customers deserve the same level of service with their Internet access as their parents and grandparents experienced with the copper wire. That level of reliability is even more important today because we are providing a deeper array or services to our clients.
“We are making the necessary improvements and realigning our service commitment so that Bell will be able to deliver that same ‘five 9s’ promise with our IP-DSL network. Already, our core IP network almost reaches this level of service with a performance of 99.997 percent for 2005.”
PATRICK PICHETTE
PATRICK PICHETTE
President — Operations
Upgrading Emily
The voice of our support line, 310-BELL, is Emily. She is Bell’s voice-activated customer service representative, and has been serving customers since 2003 through natural conversation.
Our investment in Emily continues to pay off, and has been deployed on the front end of all service channels, not just traditional telephone services. For example, we used Emily in 2005 to help 1.3 million ExpressVu customers in the self-installation of new smart cards, with only 15 percent needing live assistance. While this is a significant accomplishment in cost savings and in simplifying Bell processes, we will continue to make improvements in the coming year.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

p.31
PEOPLE COUNT ON BELL. WE KNOW THAT.
Our shareholders are counting on us to deliver steadily returns and value for their investment. Our multi-year strategic plan is remaking this company and will bring us to a point where the company can deliver real, profitable growth for our shareholders.
     Our customers are counting on us to continue to provide them with the products and services they need to work more efficiently, connect more simply and live more enjoyable. As we compete in the marketplace, we never lose sight of the fact that we are fighting on their behalf.
     Our employees count on us as well. That’s one of the reasons why we are making the tough decisions today, so that we will have built a winning platform for success tomorrow, and over the long haul.
     Canada is counting on Bell. The country expects us to keep pace and lead the technological changes that are sweeping the global information and communications industry . Information is the lifeblood of the global economy; how it is transmitted and managed is the difference between a growing and a stagnating economy.
     The stakes are high. That’s why we are determined to win.

p.32

FINANCIAL HIGHLIGHTS	2005	2004	2003

Revenue (in millions)	19,105	18,368	18,057
EBITDA (in millions)	7,597	7,430	7,281
Operating income (in millions)	4,048	2,894	4,030
Net earnings applicable to common shares (in millions)	1,891	1,523	1,744
Net earnings before restructuring and other items and net gains on investments (in millions)	1,901	1,872	1,749
Net earnings per common share	2.04	1.65	1.90
Net earnings per common share before restructuring and other items and net gains on investments	2.05	2.02	1.90

Net debt (in millions)	13,129	12,644	13,274
Net debt to capitalization ratio	42.7%	42.8%	43.9%

Free cash flow (in millions)	662	870	1,577
Cash from operating activities (in millions)	5,559	5,443	5,890
Capital expenditures (in millions)	3,428	3,319	3,101
Capital intensity	17.9%	18.1%	17.2%

OPERATIONAL HIGHLIGHTS	2005	2004	2003

Customer connections (thousands)
Local telephone	12,581	12,905	13,051
Cellular and personal communications (PCS)	5,441	4,925	4,412
Paging	347	427	524
High-speed Internet access	2,195	1,808	1,458
Dial-up Internet access	586	743	869
Video	1,727	1,503	1,387
Digital equivalent access lines	5,034	4,335	3,867

	27,911	26,646	25,568

Net activations (thousands)
Cellular and personal communications (PCS)	516	513	514
High-speed Internet access	387	350	358
Video	224	116	83

     The stakes are high. That’s why we are determined to win.
BUILDING THE NEW BELL 2006 BUSINESS UPDATE

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements appearing in this document including, but not limited to, statements concerning expected cost savings and unlocking capital for shareholders, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements. In particular, forward-looking statements concerning expected cost savings assume that our various planned cost-saving initiatives and productivity improvements will achieve their objectives. Furthermore, forward-looking statements concerning capital expected to be unlocked assume the completion of various previously announced transactions that we intend to carry out including: (i) the reduction of our interest in Bell Globemedia from 68.5% to 20%; (ii) the formation of a new consolidated income trust that will own and manage low density and regional lines; and (iii) the recapitalization of, and launch of a public offering of a minority stake in, Telesat. The value of capital expected to be unlocked is based on various assumptions including that we will generate proceeds of approximately $1 billion from the Telesat transaction. These assumptions also include the expectation that transferring Bell Canada’s regional wireline operations and Aliant’s wireline operations to an income trust will increase their aggregate equity value assuming: (i) an income trust valuation at approximately 10.0x 2005 EBITDA, in the case of the Bell Canada regional lines, and approximately 7.0x 2005 EBITDA, in the case of the Aliant lines, as well as an approximate 2.0x debt to 2005 EBITDA leverage ratio for the consolidated trust; (ii) the consolidated trust being valued at a yield of between 7.0% and 7.5%, (iii) 2005 pro forma cash available for distribution of approximately $685 million with the expectation that, initially, the trust will pay out approximately 90% of its cash available for distribution to unitholders, and (iv) Aliant’s wireless assets being valued within BCE at an EBITDA multiple of between 9.0x and 10.0x 2005 EBITDA. Please also refer to the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results in the Bell Canada Enterprises 2005 Annual Report for a description of risks relating to the completion of such transactions. You will find the Bell Canada Enterprises 2005 Annual Report on our website at www.bce.calreport 2005.
Communications e-mail bcecomms@bce.ca tel 1 888 932-6666 fax (514) 870-4385
Investor Relations e-mail investor.relations@bce.ca tel 1 800 339-6353 fax (514) 786-3970

BCE’s website has extensive information about the company’s governance practices, community investment and corporate responsibility.
Our 2005 Annual Report is available at www.bce.ca/report2OO5.
BCE Inc. 1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7 www.bce.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim A. Vanaselja Siim A. Vanaselja Chief Financial Officer Date: March 22, 2006